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                                                                    EXHIBIT 11.1

                            WORLD OF SCIENCE, INC.
                       COMPUTATION OF PER SHARE NET LOSS
                     (In thousands, except per share data)


                                                   Quarter Ended

                                     August 2, 1997             August 3, 1996
Net loss                               $(864)                      $(545)

Weighted average common shares
outstanding                            3,880                       3,423

Per share net loss                     $(0.22)                     $(0.16)

There is no material difference in the number of shares used in computing per share amounts as calculated for primary and fully diluted earnings per share.